Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

June 8, 2026

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

CONFIDENTIAL AND VIA EDGAR

Re: Magnachip Semiconductor Corporation – Draft Registration Statement on Form S-3

On behalf of our client, Magnachip Semiconductor Corporation (the “Company”), we are submitting a draft Registration Statement on Form S-3 (the “Registration Statement”) relating to the resale, from time to time, of certain of the Company’s securities. The Registration Statement is being submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis in accordance with the procedures of the Commission. The Company undertakes to publicly file its Registration Statement and non-public draft submissions no later than two (2) business days prior to any requested effective date and time of the Registration Statement.

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Please contact the undersigned, Griffin Drake of Goodwin Procter LLP, at (323) 337-5940 if you have any questions with respect to the foregoing.

Very truly yours,

GOODWIN PROCTER LLP

By:	/s/ Griffin Drake
Griffin Drake